                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         THE ELDER-BEERMAN STORES CORP.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    284470101
       ------------------------------------------------------------------
                                 (CUSIP Number)
                James D. Bennett, Bennett Management Corporation
     2 Stamford Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, CT 06901
                                 (203)353-3101
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 21, 2000
       ------------------------------------------------------------------
             (Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 284470101                                            Page 2 of 7 Pages
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    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                        James D. Bennett
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                        (b) x
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*
                                      AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)          |_|

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                             USA
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                              7      SOLE VOTING POWER
                                                        None
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       NUMBER OF
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
       PERSON
        WITH
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                              8      SHARED VOTING POWER
                                                       1,103,323/1/
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                              9      SOLE DISPOSITIVE POWER
                                                           None
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                             10      SHARED DISPOSITIVE POWER
                                                       1,103,323/1/
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       1,103,323/1/
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*          |_|
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                          7.38%
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    14      TYPE OF REPORTING PERSON*
                                                           IN
--------------------------------------------------------------------------------
------------------------
/1/        James D. Bennett ("Mr. Bennett") shares beneficial ownership of as well as voting and dispositive power with respect to 678,500 of the shares with Bennett Restructuring Fund, L.P. Mr. Bennett shares beneficial ownership of as well as voting and dispositive power with respect to 424,823 of the shares with Bennett Offshore Restructuring Fund, Inc.

Item 1.  Security and Issuer.
         -------------------

         The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), of The Elder-Beerman Stores Corp., an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 3155 El-Bee Road, Dayton, Ohio 45439.

Item 2.  Identity and Background.
         -----------------------

         James D. Bennett is a citizen of the United States of America. Mr. Bennett's principal office is located at:

         2 Stamford Plaza
         Suite 1501
         281 Tresser Boulevard
         Stamford, Connecticut  06901

         Mr. Bennett has not been convicted in any criminal proceeding during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Bennett Restructuring Fund, L.P. ("BRF"), is a Delaware limited partnership. The general partner of BRF is Restructuring Capital Associates, L.P., a Delaware limited partnership ("RCA"). The general partner of RCA is Bennett Capital Corporation ("BCC"), a Delaware corporation. James D. Bennett is the President and a director of BCC.

         The principal business address of each of BRF, RCA and BCC is:

         2 Stamford Plaza
         Suite 1501
         281 Tresser Boulevard
         Stamford, Connecticut  06901

         Bennett Offshore Restructuring Fund, Inc. ("BORF"), is a Cayman Islands exempted company. James D. Bennett is a director of BORF. The principal business address of BORF is:

         P.O. Box 2003 GT
         Grand Pavilion Commercial Centre
         Bougainvillea Way
         802 West Bay Road
         Grand Cayman, Cayman Islands

         BRF, RCA, BORF and BCC are each involved in the business of investment management.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         678,500 of the shares of Common Stock were purchased by BRF in open market transactions at an aggregate cost of $4,494,980.80. 424,823 of the shares of Common Stock were purchased by BORF in open market transactions at an aggregate cost of $2,932,149.43. The funds for all purchases of Common Stock made by BRF or BORF, respectively, came from such entity's own funds. No leverage was used to purchase any of the Common Stock.

Item 4.  Purpose of Transaction.
         ----------------------

         The shares of Common Stock beneficially owned by Mr. Bennett were acquired for investment purposes. Mr. Bennett, BRF and/or BORF may acquire additional shares, dispose of all or some of the shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold the shares.

         Mr. Bennett, BRF and BORF have become aware of the filing on June 7, 2000, by PPM America Special Investments Fund, L.P., and PPM America Special Investments CBO II, L.P. (the "PPM Funds"), of a preliminary proxy statement on
Schedule 14A in which the PPM Funds expressed an intention (i) to nominate three candidates for election to the Board of Directors of the Company in opposition to the nominees to be proposed by the Company's Board of Directors and (ii) to bring before the Company's Annual Meeting of Shareholders certain shareholder proposals, which include, among other things, proposals to amend certain sections of the Company's Amended Articles of Incorporation and Amended Code of Regulations, which currently make shareholder participation in governance of the Company more difficult and discourage potential purchasers of or investors in the Company.

         In Mr. Bennett's prior Amendment to this Schedule 13D, Mr. Bennett urged the Company to take more aggressive action to enhance and maximize shareholder value. Since that time, the Company's stock price has fallen by 34% from 6 3/8 to 4 3/16, an all-time low. Mr. Bennett believes that management's current and prior response to shareholders that it has engaged Wasserstein Perella & Co. to evaluate strategic alternatives and that such review will take several months to determine its options is highly suspect and disingenuous. Mr. Bennett, and other shareholders, as reflected by the current stock price, are dissatisfied with management's apathy and lack of interest in improving shareholder value. As a result, Mr. Bennett believes the shareholders must take substantial actions to protect their interests and direct the Board of Directors and management to maximize shareholder value.

         Based upon a review of the preliminary proxy statement filed by the PPM Funds and a meeting with one the PPM Funds' Board nominees, it is the intention of Mr. Bennett, BRF and BORF to support the nominees proposed by the PPM Funds for election to the Company's Board of Directors and also to support each of the other shareholder proposals to be made by the PPM Funds at the Company's Annual Meeting.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         As of June 21, 2000, Mr. Bennett is deemed to beneficially own 1,103,323 shares of Common Stock. Mr. Bennett shares beneficial ownership and voting and dispositive power with respect to 678,500 of the shares with BRF. BRF is the record owner of such shares. Mr. Bennett shares beneficial ownership of and voting and dispositive power with respect to 424,823 of the shares with BORF. BORF is the record owner of such shares. Based on the issuer's latest Form 10-Q, there was a total of 14,959,739 shares of Common Stock outstanding as of June 9, 2000. Therefore, Mr. Bennett is deemed to beneficially own 7.38% of the issued and outstanding shares of the Company's Common Stock. BRF and BORF have purchased a total of 93,123 shares of Common Stock and have sold 1,000 shares of Common Stock since the filing of Mr. Bennett's last Amendment to this Schedule 13D. Schedule I to this 13D filing provides certain information with respect to those purchases.

         (d)  Not applicable

         (e)  Not applicable

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect
         -------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         No Change.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1.  Schedule I

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  June 21, 2000
                                                  /s/ James D. Bennett
                                                  ---------------------------
                                                  James D. Bennett

                                   SCHEDULE I

                        ELDER-BEERMAN STOCK TRANSACTIONS
                        OF BRF AND BORF SINCE THE DATE OF
                        THE FILING OF MR. BENNETT'S LAST
                         AMENDMENT TO THIS SCHEDULE 13D


      Trade Date           Type of Transaction          Number of Shares            Trade Amount           Price per Share
                                                         Purchased/Sold
       4/28/00                   Purchase                      1,000                     $4,607.50            $4.5625
       4/28/00                     Sale                        1,000                     $4,579.50            $4.625
       5/10/00                   Purchase                     57,323                   $265,143.88            $4.625
       5/31/00                   Purchase                      8,500                    $38,344.70            $4.4882
        6/5/00                   Purchase                      1,000                     $4,295.00            $4.25
        6/7/00                   Purchase                     14,600                    $62,967.06            $4.2911
        6/8/00                   Purchase                     10,700                    $47,676.38            $4.4334